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SHU DU *

ANDREW L. FOSTER *

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EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

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May 31, 2023

VIA EDGAR

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prenetics Global Limited (File No. 333-265284)

Response to the Staff’s Comments on Post-Effective Amendment for

Registration Statement on Form F-1 Filed on May 1, 2023

Dear Mr. O’Leary and Ms. Schwartz:

On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 11, 2023 with respect to Post-Effective Amendment No. 2 to the Company’s registration statement on Form F-1 filed with the Commission on May 1, 2023 (the “Post-Effective Amendment No. 2”).

Concurrently with the submission of this letter, the Company is filing the Post-Effective Amendment No. 3 to the registration statement on Form F-1 (the “Post-Effective Amendment No. 3”). To facilitate your review, we will separately upload via the Commission’s secure file transfer site a courtesy copy of the Post-Effective Amendment No. 3 marked to show changes to the Post-Effective Amendment No. 2.

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

May 31, 2023

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Post-Effective Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Post-Effective Amendment No. 3. The changes reflected in the Post-Effective Amendment No. 3 include those made in response to the Staff’s comments as well as other updates.

Post-Effective Amendment for Registration Statement on Form F-1 filed on May 1, 2023

Cover Page

1.

We note that on the cover you state that Prenetics Global Limited is a Cayman Islands holding company with operations primarily conducted by its subsidiaries, which we understand operate in Hong Kong and other jurisdictions. Please revise provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Post-Effective Amendment No. 3.

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Also disclose that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 5 of the Post-Effective Amendment No. 3.

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

May 31, 2023

3.	Disclose specifically which entity(ies) conduct the company’s operations. Disclose, if true, that your subsidiaries conduct operations in China.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Post-Effective Amendment No. 3 to disclose that the Company’s subsidiaries conduct operations in Hong Kong. Please refer to the section headed “Prospectus Summary – Our Organizational Structure” for the Company’s significant subsidiaries that conduct the Company’s operations.

4.

Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Post-Effective Amendment No. 3, including a cross-reference to the section “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources” for additional information. The Company respectfully submits that the consolidated financial statements contained in the F pages do not include intercompany cash flows.

Prospectus Summary, page 1

5.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3-4 of the Post-Effective Amendment No. 3.

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

May 31, 2023

6.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Post-Effective Amendment No. 3.

7.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Post-Effective Amendment No. 3.

Prospectus Summary

Summary Risk Factors, page 3

8.

In your Summary Risk Factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6 and 24-28 of the Post-Effective Amendment No. 3.

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

May 31, 2023

Risk Factors, page 7

9.

Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23-24 of the Post-Effective Amendment No. 3.

10.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Also, provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts the company’s business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Post-Effective Amendment No. 3. The Company respectfully submits that it did not and does not have any operations in Macau and therefore any oversight over data security there is not relevant to the Company’s business and the offering.

The mainland Chinese government has significant oversight, discretion and control over..., page 22

11.

We note your disclosure about having business operations in Hong Kong and not in Mainland China and the risks that come with having direct Chinese government oversight authority. Disclose in this Risk Factor, as you do on page 51, that you believe there is significant market opportunity for you in Mainland China for early detection of cancer. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

May 31, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 26-28 of the Post-Effective Amendment No. 3.

General

12.

We note your separate section that discloses “Enforceability of civil liabilities and agent for service of process in the United States” on page 147. Please revise to provide the information required by Item 101(g)(1)(i)(ii) and (iv) of Regulation S-K. Include Summary Risk Factor and Risk Factor disclosure discussing where your executive officers and directors are located, specifically addressing the difficulty of bringing actions against individuals located in China (or other foreign jurisdictions) and enforcing judgments against them.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 44-45 of the Post-Effective Amendment No. 3.

13.

We note your definition of “Mainland China” excludes Hong Kong and Macau. Please revise this definition to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

In response to the Staff’s comment, the Company respectfully submits that both the definition for “China” or “PRC”, which includes Hong Kong and Macau, and the definition for “mainland China”, which excludes Hong Kong and Macau, have been included in the Post-Effective Amendment No. 2. In addition, the Company has revised the Post-Effective Amendment No. 3 to disclose the legal and operational risks associated with operating in China, including Hong Kong and Macau on the cover page and enhance the disclosure on risks relating to its operations in China, including Hong Kong and Macau, in light of the PRC laws and regulations and the significant oversights of the mainland Chinese government on the cover page, prospectus summary and the “Risk Factors” section. Therefore, based on the foregoing definitions and the enhanced disclosure, the Company believes that the current disclosure in the Post-Effective Amendment No. 3 is sufficient to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

May 31, 2023

If you have any questions regarding the Post-Effective Amendment No. 3, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

/s/ Jonathan Stone
Jonathan Stone

cc:	Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Global Limited

Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Bayern Chui, Partner, KPMG